EXHIBIT 99.2

Bona Film Group CFO Mason Xu to Step Down, Assume CEO Position for Investment Fund

BEIJING, March 1, 2012 - Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor in China, announced today that its chief financial officer, Mr. Mason Xu, has tendered his resignation as CFO of the Company to become chief executive officer of a China-based, U.S.-dollar private equity fund. Mr. Xu will remain as CFO with Bona through the completion of the Company’s annual full-year audit and sign the Company’s Annual Report on Form 20-F, which is expected to be filed with the U.S. Securities and Exchange Commission by April 30, 2012. Following his resignation, Mr. Xu will serve in an advisory capacity on the Company’s “Strategy Committee” to ensure a smooth CFO transition while providing additional insight in support of Bona’s strategic expansion.

Bona has formed a CFO search committee consisting of Mr. Dong Yu, Bona’s founder, chairman and chief executive officer, along with two of the Company’s independent directors, Dr. Daqing Qi and Mr. Jie Lian. The committee has identified a number of CFO candidates and expects to submit a final recommendation to the Company’s board of directors within the next month.

“We appreciate Mason’s efforts in establishing a strong and professional finance team, as well as in leading our overall financial management and internal control activities both before and after our initial public offering,” said Mr. Yu. “This is a terrific opportunity for him and although he will be missed in the financial department, we are sure the fiscal discipline he helped to instill within the company will continue to benefit Bona as we build on the impressive growth of China’s film entertainment industry.”

“This change is bittersweet for me,” said Mr. Xu. “However, I am tremendously proud to have been a part of Bona’s rise, and I know the Company is well positioned for continued success. With its exciting and award-winning films, Bona has captured the hearts of moviegoers across China over the last few years and I look forward to contributing to its future success in an advisory capacity.”

Bona’s “Strategy Committee” is a newly-formed, board-level committee that will assist in the formulation and execution of Bona’s mid- to long-term strategy. The committee will consist of Mr. Yu and two of Bona’s board directors, Ms. Nansun Shi, and Mr. Peixin Xu, all of whom have extensive operational experience and strategic connections across domestic and international film and television circles.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates eleven movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: bona@ogilvy.com